September 10, 2009

VIA EDGAR AND OVERNIGHT COURIER

Mr. Matthew Crispino, Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	SteelCloud, Inc.
File No. 333-158703

Dear Mr. Crispino:

We are counsel to SteelCloud, Inc. (the “Company”). In response to the Staff’s oral comment received on September 9, 2009 relating to the above captioned Registration Statement on Form S-1 (File No. 333-158703) (the “Registration Statement”), the Company hereby requests a withdrawal of its request for acceleration filed with the Securities and Exchange Commission on September 8, 2009.  The Company intends to file a response to the Staff’s oral comment under separate cover.

Very truly yours,

/s/ Jay M. Kaplowitz
Jay M. Kaplowitz, Esq.